Mail Stop 3561

				July 27, 2005

By Facsimile and U.S. Mail

Mr. Robert McGehee
Chief Executive Officer
Progress Energy Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

		Re:	Progress Energy Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-15929

			Carolina Power and Light Company
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-03382

			Florida Power Corp
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-03274

			Florida Progress Corp
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-08349

Dear Mr. McGehee:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Progress Energy Inc. Form 10-K for the Year Ended December 31,
2004
and,
Caroline Power and Light Company Form 10-K for the Year Ended
December 31, 2004

Retail Rate Matters, page 17

1. Explain to us why you have not had a rate case since 1988.   In
this regard, explain to us if you believe the cause and effect relationship still exists under paragraph 57 to SFAS no. 71. In particular, please specifically explain how the requirements of paragraph 5(b) with respect to PEC`s specific costs of providing service are met. Please be detailed in your response.

Synthetic Fuels Tax Credits, page 24

2. Explain to us the type of synthetic fuel you produce and the
IRS`s
position on the synfuel tax credit including compliance with the
"in
service date". Tell us whether any action has been taken by the Service to date. Advise as to whether you have recorded any allowance against the deferred tax assets or a tax cushion for benefits taken in light of the adverse IRS field auditors` position or whether any amounts have been specifically disallowed.
Finally,
explain how an adverse outcome could impact your future regulatory proceedings or the market value of the CVO`s. Tell us the probability of recovery from ratepayers for any disallowed credits
and the basis for your probability assessment.   We may have
further
comment.

Competitive Commercial Operations, page 24

3. Please explain to us what consideration you gave to possible impairment any of your CCO gas generation plants in light of high natural gas prices; which tend to reduce spark spreads. In particular, explain to us whether any of the CCO facilities are under long-term power contracts with similar long-term fixed price fuel arrangements. Please provide to us the results of any impairment testing performed. Supplement your response with the financial models used to estimate future cash flows. If none of the plants were tested for impairment, explain why. In this regard, we assume impairment testing would be done at the individual plant location. If otherwise, please justify. We may have further comment.

Non-regulated Businesses, page 44

4. You state you are a majority owner in five of six tax credit generating entities that own facilities that produce synthetic fuel.
Explain to us your consolidation policy with respect to your ownership interests in the entities and/or the facilities that produce the synfuel credits. Please also tell us the legal structure of the project and the type of synthetic fuel produced. If other than a wholly owned corporate subsidiary, tell us the identity of the owners and whether the entity is a variable interest.

Goodwill, page 59

5. We note that during 2002, you completed the acquisition of Walton
County Power, LLC and Washington County Power, LLC which resulted in goodwill of $64 million and was included in the CCO segment. Please explain in detail why this acquisition was accounted for as a business combination as opposed to an asset acquisition. In addition, tell us what constitutes a reporting unit for your annual goodwill impairment test of the CCO segment. If your reporting unit for the CCO segment is one level below the operating segment, then provide us a summary of your goodwill impairment testing for the acquired projects since it appears the purchase of such projects resulted in the creation of the CCO segment`s goodwill.

Consolidated Statement of Cash Flows, page 86

6. Explain to us what comprises other operating cash flows
totaling
$167 million for the year ended December 31, 2004.    In this
regard,
it appears the majority of the amount is unrelated to PEC or PEF.
Please ensure your description addresses the nature, amount and entity.

Note 1. Organization and Summary of Significant Accounting
Policies

B. Basis of Presentation, page 88

7. Explain to us in detail why you have not provided any of the disclosure required by SFAS no. 115 with respect to investments held by your nuclear decommissioning trust. We may have further comment.

Note 4. Divestitures, page 95

8. Provide to us the calculations you performed to determine that the sale of your gas producing properties significantly altered the ongoing relationship between capitalized costs and remaining proved reserves. Furthermore, describe the allocation method used to allocate costs between reserves sold and reserves retained. If you utilized relative fair value, explain to us how the fair value was calculated. Lastly, provide us the details of the calculation of the
$56 million gain.

Note 8. Regulatory Matters

Asset Retirement Obligations, page 101

9. Explain in detail why you increased accumulated depreciation by
$345 million.   Please specifically explain how the reduction of
estimated removal costs resulted from the depreciation studies in 2004. Please also provide us the accounting entries that were made and the rationale for such entries.

Energy Delivery Capitalization Practice, page 108

10. Explain to us the changed methodology used to conclude that a revision to the amount of work capitalized was required. Also, confirm to us that your capitalization policies are consistent among each utility. Furthermore, tell us the extent to which your external auditors had any concerns related to amounts that were previously capitalized in your historical financial statements. In this regard, we presume the methodology to previously calculate non-capitalizable costs was used in your last rate case while the new method will be used in your next rate case. Please advise if our understanding is not correct.

Note 17. Benefit Plans - A. Post Retirement Benefits, page 120

11. Tell us the method and length of time over which you are amortizing the gain associated with the adoption of FSP 106-2. In this regard, explain how you determine the average remaining service period of active participants and correlate that period to the reduction in pension expense relative to the decrease in the benefit obligation.

Note 21.  Other Income and Other Expense, page 128

12. Please explain to us what comprises non-regulated energy and delivery services income and expense, and why you believe it is appropriate to include such amounts in other income and expense as opposed to diversified business expense.



Carolina Power and Light Company Financial Statements

13. Please address the above comments, as applicable.

Note 4.C Joint Ownership of Generating Facilities, page 155

14. Please tell us why you have not reflected the SFAS no. 90 disallowances on the Harris Plant in your SAB 10:C disclosure.

Schedule II, Page 182

15. Please explain the nature of the "Fossil dismantlement reserve".
To the extent it represents amounts expensed due to collection in rates of an amount for closure costs of fossil fuel generating units, explain why it has not been classified as a regulatory liability pursuant to B73 of SFAS no. 143. Similarly, tell us the nature and classification of the "Nuclear refueling outage reserve".

Florida Power Corporation Inc. Form 10-K for the Year Ended
December
31, 2004

16. Please address the above comments, as applicable.

Consolidated Statements of Income, page 39

17. Explain to us what comprises other diversified operating expenses of $134 million for the year ended December 31, 2004. Contrast the composition of this line item to what is included in the same category for Progress Energy, Inc.

Consolidated Balance Sheets, page 40

18. Tell us whether there are any restrictions on the use of customer deposits that were received in cash and totaled $135 million as of December 31, 2004. If so, note the requirements of Rule 5-02.1 of Regulation S-X.

Florida Progress Corporation Form 10-K for the Year Ended December
31, 2004

19. Please address the above comments, as applicable.

```		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant

`
??

??

??

??

Mr. Robert McGehee
Progress Energy Inc
July 27, 2005
Page 6